                                October 31, 2006

Mr. H. Christopher Owings
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Seawright Holdings, Inc.
                  Registration Statement on Form SB-2
                  Filed July 17, 2006
                  File No. 333-135810 (the "Registration Statement")
                  --------------------------------------------------

Mr. Owings:

         Thank you for your detailed comments on the Registration Statement of Seawright Holdings, Inc. (the "Company"). We have undertaken to provide you with specific responses to each comment, including explanations or additional information where applicable.

         Each of your comments are repeated below, followed by our response on behalf of the Company.
         In making this submission it has been our intention to respond fully to your comments in order to achieve compliance with applicable rules. If there is any other information that you require, we will be pleased to provide it.

REGISTRATION STATEMENT ON FORM SB-2
-----------------------------------

General
-------

1. WE NOTE YOUR RESPONSE TO COMMENT 3 IN OUR LETTER DATED AUGUST 14, 2006. PURSUANT TO OUR TELEPHONE CONVERSATION WITH COUNSEL ON SEPTEMBER 22, 2006, PLEASE STATE EXPLICITLY WHETHER YOU RELIED UPON RULE 3A-2 UNDER THE INVESTMENT COMPANY ACT OF 1940 DURING THE PERIOD IN WHICH YOU MAY HAVE BEEN DEEMED TO HAVE BEEN AN INVESTMENT COMPANY PURSUANT TO SECTION 3(A)(3) OF THE INVESTMENT COMPANY ACT OF 1940. IF YOU ARE RELYING ON RULE 3A-2, PLEASE PROVIDE US WITH A COPY OF THE BOARD RESOLUTION REQUIRED BY THAT RULE. IF YOU ARE NOT RELYING UPON RULE 3A-2, PLEASE PROVIDE US WITH AN EXPLANATION AS TO WHY YOU BELIEVE YOU WERE A TRANSIENT INVESTMENT COMPANY DURING THE PERIOD THAT YOU MAY HAVE FALLEN WITHIN THE AMBIT OF SECTION 3(A)(3), INCLUDING CITATIONS TO SUPPORTING AUTHORITY.

         The Company is not an investment company in accordance with Section 3(b)(1) of the Investment Company Act of 1940 (the "Investment Company Act") because the Company is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities.

Mr. H. Christopher Owings
October 31, 2006
Page 2 of 5


         With that said, the Company held an anomalous proportion of securities to total assets during the fourth quarter of 2004. Section 3(a)(1)(C) of the Investment Company Act states that an "investment company" means any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40 percentum of the value of such issuer's total assets (exclusive of government securities and cash items) on an unconsolidated basis. While the Company did not hold any marketable securities at the end of the third quarter of 2003, at the end of the fourth quarter of 2004 the Company held $1,556,405 worth of marketable securities or approximately 44% of its total assets. The Company attributes the anomalous increase in the ownership of marketable securities during the fourth quarter of 2004 to certain non-recurring business occurrences. In particular, as of December 31, 2004, the Company had completed a private offering (the "Offering") and had received net proceeds of $2,710,116. The Company intended to use the proceeds from the Offering for certain business purposes, including but not limited to the acquisition of two parcels of land located near the Company's existing property and the acquisition of certain intellectual property, including trademarks, service marks, trade dress, trade names, brand names, designs and logos as well as formulas for flavored sparkling waters and teas from a competitor (the "Intellectual Property"). While the Company was negotiating the those acquisitions, the deals were not ready to close by December 31, 2004. Therefore, the Company invested its liquid assets in an effort to preserve its assets pending the completion of the transactions. Accordingly, the Company may have been an inadvertent, transient investment company during that period.

         Rule 3a-2 provides that inadvertent or transient investment companies will not be treated as investment companies subject to the provisions of the Investment Company Act provided the issuer has the requisite intent to be engaged in a non-investment business, evidenced by the issuer's business activities and an appropriate resolution of the issuer's board of directors, within certain specified periods of time. The Staff has indicated in numerous no-action letters that it would not recommend enforcement action if companies genuinely in the process of transition did not register under and comply with the other provisions of the Investment Company Act. See, e.g., MORAGA CORPORATION, SEC No-Action Letter (October 13, 1981). Furthermore, the Staff has stated that Rule 3a-2 is a safe harbor and a failure to comply with the Rule does not necessarily indicate a need to register. See, e.g., MISSOURI RIVER GOLD AND GEM CORP., SEC No-Action Letter (May 30, 1986). Here, due to the unplanned nature of the increase of its investment in marketable securities, no specific resolution of the Company's Board of Directors was adopted at the time of the transaction as contemplated by Rule 3a-2(a)(2). However, the Company believes that it complied with the spirit behind the rule. See MEDIDENTIC MORTGAGE INVESTORS, SEC No-Action Letter (May 23, 1984); sEE ALSO MPX INVESTMENTS, INC. SEC No-Action Letter (December 12, 1983). In MEDIDENTIC, the Commission stated that generally, it would not recommend the Commission take enforcement action against a company for not registering under the Investment Company Act when following receipt of the proceeds of a securities offering which are to be invested in a business other than that of investing in securities temporarily invests such proceeds in order to preserve their value pending their investment in a non-investment business, provided that the company intends to engage primarily in a non-investment business. Here, as in MEDIDENTIC (and MPX INVESTMENTS), the Company while in discussions and negotiations to purchase tracts of land and Intellectual Property for its operating business, invested a percentage of its liquid assets in marketable securities which management believed would conserve the Company's assets prior to closing on those acquisitions.

Mr. H. Christopher Owings
October 31, 2006
Page 3 of 5


         Moreover, throughout the time that it may have fallen under the ambit of Section 3(a)(1)(C), the Company possessed the requisite intent to be engaged in a non-investment company business. There are five factors generally considered in determining whether or not an issuer is engaged primarily in a business which classifies it as an investment company. Such factors are: (i) the issuer's historical development; (ii) the issuer's public representations of policy; (iii) the activities of the issuer's officers and directors; (iv) the nature of the issuer's assets; (v) the sources of the issuer's income. See VERDE VENTURES INC. SEC No Action Letter (April 27, 1988) (quoting Moses v. Black (S.D. NY 1981) and Tonopah Mining Co. of Nevada, 26 SEC 426 (1947)). The Company was formed on October 14, 1999 under Delaware law. In 2003, the Company entered a business involving the sale of bulk spring water and discontinued its previous operations. The Company has disclosed its intent to engage in the spring water bottling and distribution business in various SEC filings from 2003 to the present. In addition, the Company purchased property with a suitable source of water for $1 million in order to effectuate the Company's business plan to sell spring water to other bottlers and eventually distribute bottled water. The Company raised money pursuant to the Offering in order to, among other things:
(1) fund its ongoing operations, (2) acquire additional tracts of land; (3) acquire the Intellectual Property; (4) pay off the remaining obligations related to its Mt. Sidney property; and (5) make various improvements to the spring site and water collection facilities. The vast majority of the Company's current assets constitute land that it intends to develop and use in its spring water bottling and distribution business. In addition, the Company possesses the Intellectual Property related to the design and development of bottles and labels for use in distributing its spring water. Attached hereto are copies of certain of the Company's Board resolutions, minutes of meetings and 8-K Report filings made by the Company related to its efforts to engage in the spring water business during the 12 month period following the Company's apparent triggering of the 40% threshold set forth in Section 3(a)(1)(C) of the Investment Company Act. Finally, during the six-month period ended June 30, 2006, the Company achieved a gross profit of $1,600, all of such revenue was derived from on-site sales at the Mt. Sidney spring. In accordance with the foregoing, the Company clearly is engaged primarily in a non-investment business.

         It is clear that a company that fits the technical definition of an investment company is, nevertheless, not subject to the registration and other provisions of the Act if such company's status as a technical investment company is only temporary while the company becomes, or regains its status as an operating company. See VERDE VENTURES. Rule 3a-2 provides a transition period for such a "transient investment company" of 12 months. As of December 31, 2004, 44% of the Company's assets were marketable securities. As of March 31, 2005, 43% of the Company's assets were marketable securities. As of June 30, 2005, 29% of the Company's assets were marketable securities. Therefore, within approximately six months, the Company's proportional ownership of marketable securities to total assets was below the threshold set forth in Section 3(a)(1)(C) of the Investment Company Act. Correspondingly, the Company closed on the purchase of one of the two parcels of land in May of 2005 and completed its purchase of the Intellectual Property in June of 2005. Finally, as of September 30, 2006 only 0.5% of the Company's assets were marketable securities.

Mr. H. Christopher Owings
October 31, 2006
Page 4 of 5


         In accordance with the foregoing, the Company's anomalous investment in the marketable securities was temporary. Although the Company may not be deemed to qualify for the safe harbor under Rule 3a-2, the Company strongly believes that it has followed the spirit of the rule by possessing an intent to establish itself as an operating entity and by complying with the 40% threshold set forth in Section 3(a)(1)(C) within a period of six months. Accordingly, while the Company may have been an inadvertent, transient investment company for a brief period in early 2005, it should not be subject to the provisions of the Investment Company Act.

Selling Security Holders, page 23

2. WE NOTE THE NUMBER OF SHARES OFFERED FOR RESALE APPEARS TO EXCEED 4,713,281, THE AMOUNT DISCLOSED ON THE PROSPECTUS COVER PAGE. PLEASE REVISE THE TABLE AND INCLUDE A LINE SHOWING THE TOTAL NUMBER OF SHARES OFFERED FOR RESALE.

         The disclosure has been revised as requested.

3. WE NOTE YOUR RESPONSE TO COMMENT 6 IN OUR LETTER DATED SEPTEMBER 22, 2006. PLEASE DESCRIBE TO US THE FACTS THAT MAKE THE 4 (1 1/2) EXEMPTION AVAILABLE TO JONES, BYRD AND ATTKISSON.

Messrs. Attkisson and Jones have advised the Company that they are the beneficial owners of Jones Bryd & Attkisson, Inc. ("JBA"), the original recipient of the warrants. Messrs. Attkisson and Jones have further advised the Company that the transfer to Messrs. Attkisson and Jones, both of whom are accredited investors, was not for value, but rather was an internal transfer to the owners of JBA and not a "sale" as defined by the securities laws. Further, even if it was deemed to be a "sale," the transfer to Messrs. Attkisson and Jones would satisfy the requirements of the so-called "4 (1 1/2)" exemption based on the following facts, such facts were provided to the Company by JBA:

         o Both Messrs. Attkisson and Jones are accredited investors and could have received the warrants from the issuer in a transaction exempt under Section 4(2) of the Securities Act of 1933.

         o The transfer to Messrs. Attkisson and Jones was not a "public offering," but rather simply an internal transfer from a corporation to its beneficial owners. Beneficial ownership did not change.

         o The warrants and the underlying shares continue to be "restricted securities" and cannot be further transferred without the availability of an exemption or registration.

4. WE NOTE YOUR RESPONSE TO COMMENT 7 IN OUR LETTER DATED SEPTEMBER 22, 2006. PLEASE REVISE FOOTNOTE (9) TO CLARIFY THAT IFS HOLDINGS OWNS 99% OF JONES, BYRD & ATTKISSON. ACCORDING TO YOUR RESPONSE, IT APPEARS THAT IFS HOLDINGS AND MESSRS. ATTKISSON AND JONES ARE AFFILIATES OF A BROKER-DEALER. PLEASE REVISE THE APPROPRIATE FOOTNOTES TO DESCRIBE THE AFFILIATION WITH THE BROKER-DEALER, JONES, BYRD & ATTKISSON, AND, IF TRUE, STATE THAT:

Mr. H. Christopher Owings
October 31, 2006
Page 4 of 5

         o THE SELLER PURCHASED THE SECURITIES TO BE RESOLD IN THE ORDINARY COURSE OF BUSINESS; AND

         o AT THE TIME OF THE PURCHASE, THE SELLER HAD NOT AGREEMENTS OR UNDERSTANDINGS DIRECTLY OR INDIRECTLY, WITH ANY PERSON TO DISTRIBUTE THE SECURITIES

         The disclosure has been revised as requested.

         I would appreciate an opportunity to discuss any of these responses with you if you believe that they require clarification. Please feel free to contact either me or my colleague, Mark Fiekers, at any time if we may provide additional information, or if you would like to discuss the Registration Statement further. You may reach me at 202-775-8677 and you can reach Mark at 202-248-5595.


                                        Sincerely,

                                        /s/ Charles A. Sweet

                                        Charles A. Sweet


cc:  Peggy Kim
     John Fieldsend
     Joel Sens
     Mark Fiekers

                                   ATTACHMENT

              Attached hereto are certain Seawright Holdings, Inc.
          Board Resolutions, Minutes, and 8-K Report filings related to
       Seawright Holdings' efforts to engage in the spring water business

                            SEAWRIGHT HOLDINGS, INC.
                               Consent of Director

              The undersigned, being the sole member of the Board of Directors (the "Board") of Seawright Holdings, Inc., a Delaware corporation (the "Corporation"), acting by written consent without a meeting pursuant to Section 141(f) of the Delaware General Corporation Law (the "GCL"), does hereby consent to the adoption of the following resolutions:

              Explanatory Statement
              ---------------------

              WHEREAS, the Board finds it in the best interests of the Corporation to acquire a certain spring that is the subject of that certain Purchase and Sale Agreement ("PSA") between Baker Seawright Corporation and Stafford Street Capital, LLC ("Stafford Street") dated June 7, 2003 (the "Acquisition"); and

                  WHEREAS, the. Board finds it in the best interests of the Corporation and advisable to take the necessary steps to create a subsidiary to effect such Acquisition.

                  NOW THEREFORE, BE IT RESOLVED, that the Board adopts the following resolutions:

I.       Creation and Management of Seawright Springs, LLC
         -------------------------------------------------

         RESOLVED, that the Board authorizes Joel P. Sens (the "President") to take all and whatever steps and actions are necessary to create a subsidiary of the Corporation to be formed as a limited liability company and called "Seawright Springs LLC" ("Seawright Springs");

         RESOLVED, FURTHER, that the Board authorizes the President to designate the Corporation as Managing Member of Seawright Springs or to have the Corporation assume whatever position would be necessary to carry out the purposes of the creation of such LLC, the Acquisition, and all of its day-to-day activities;

         RESOLVED, FURTHER, that the Board authorizes the President to act on behalf of the Corporation in its role as Managing Member (or similar position) to enter into an Assignment of Contract ("Assignment") by and between the Corporation, Seawright Springs, and Stafford Street to assign the rights and obligations of Stafford Street under the PSA to the Corporation and Seawright Springs, and

         RESOLVED, FURTHER, that the Board authorizes the President to act on behalf of the Corporation in its role as Managing Member (or similar position) to enter into any other agreement necessary to complete the Acquisition.

II.      Authorization of Corporation to Complete Acquisition
         ----------------------------------------------------

                   RESOLVED, that the Board authorizes the President on behalf of the Corporation to enter into the Assignment and any other document necessary to complete the Acquisition; and

                   RESOLVED, FURTHER, that the Board authorizes the Corporation to transfer to Seawright Springs any and all rights and obligations under the Assignment, the PSA, or any other agreement necessary to complete the Acquisition.

III.     Miscellaneous
         -------------

                   RESOLVED, that all prior actions taken by the Officers and agents of the Corporation be and hereby are ratified, confirmed and adopted in all respects as of the dates and times such actions were taken.



Dated: October 7, 2003

/s/ Joel P. Sens
-----------------------------
Name: Joel P. Sens

                                 RESOLUTIONS OF
                             THE BOARD OF DIRECTORS
                                       OF
                            SEAWRIGHT HOLDINGS, INC.
                           FOLLWING SPECIAL TELEPHONIC
                                 MEETING HELD ON
                              ______________, 2005


         WHEREAS, the Board of Directors (the "Board") of Seawright Holdings, Inc. (the "Corporation")' is comprised of the following three members: Joel P. Sens, Jeffrey Sens and Ronald T. Attkisson;

         WHEREAS, pursuant to Section 3.10 of the By-Laws of the Corporation, the Board held a special meeting by means of conference telephone;

         WHEREAS, the Corporation is considering purchase two real estate parcels identified as 35.522 acres of land known as the A.B.C. Farms, LLC property per a survey by Robert Funk dated November 6, 2002 and located in Augusta County, Virginia (the "ABC Farm Property") and 3.496 acres of land located adjacent to the ABC Farm Property owned by Daly Seven, Inc. and also located in Augusta County, Virginia (the "Adjacent Property"), and has executed option agreements to effect such purchases for $725,000 and $240,000, respectively; and

         WHEREAS, the Board has determined that it is in the best interests of the Corporation to purchase the ABC Farm Property and the Adjacent Property.

         RESOLVED, that the Corporation is hereby authorized to negotiate, document and complete the purchase of the ABC Farm Property and the Adjacent Property on the terms substantially set forth in the respective option agreement and for the prices set forth above;

         FURTHER RESOLVED, that the officers of the Corporation are hereby authorized and directed to take whatever action is deemed necessary or advisable to carry out and perform the actions and obligations of the Corporation as set forth in the foregoing resolution; and

         FURTHER RESOLVED, that all of the prior actions taken by the officers of the Corporation on its behalf with respect to the purchase of the ABC Farm Property and the Adjacent Property are hereby approved, ratified and confirmed.




/s/ Jeffrey Sens                                  /s/ Ronald L. Atkisson
----------------------------------                ------------------------------
Jeffrey Sens                                      Ronald L. Atkisson




/s/ Joel Sens
---------------------------------
Joel Sens

                           MINUTES OF SPECIAL MEETING
                                       OF
                             THE BOARD OF DIRECTORS
                                       OF
                            SEAWR.IGHT HOLDINGS, INC.

                                  MAY 23, 2005


A special meeting of the Board of Directors of Seawright Holdings, Inc. was held on Monday, May 23, 2005, at 10:00 a.m. (EST) by teleconference.

Teleconference Participants:
     Board Members: Joel Sens, Ronald Attkisson, Jeffrey Sens.
     Counsel for Seawright: Michael F. O'Connor.


I. CALL TO ORDER AND WELCOME

The meeting was called to order by Chairman Joel Sens.

II. AGENDA

Joel reviewed the agenda which consists of the three Board Resolutions and the information on the two parcels of property Seawright Holdings may acquire.

III. BOARD RESOLUTION REGARDING APPOINTMENT OF RONALD ATTKISSON AS SOLE MEMBER OF THE AUDIT COMMITTEE

This resolution will not be considered as Mr. Attkisson, based on advice of his counsel, has decided to decline the position.

IV. BOARD RESOLUTION REGARDING JOEL SENS SERVING AS PRESIDENT AND COMPENSATION FOR HOLDING THAT POSITION

Joel opened the discussion on this resolution by noting that for the past 9 months he has been serving as the president of Seawright without salary and that the time was right for him to draw a salary. Joel recused himself from voting on this matter and opened the floor for discussion and voting by Ron and Jeff.

After discussion by Messrs. Attkisson and Jeff Sens, the resolution was approved with a stipulation that there be an annual review after which the salary could be adjusted either up or down. (See attached resolution.)

V. BOARD RESOLUTION REGARDING PURCHASE OF TWO REAL ESTATE PARCELS

Joel Sens opened the discussion by referring everyone to the packet of information they received containing the appraisal and a print-out of an aerial view of the property. Joel Sens then led a discussion about the value of the acquisition and its importance to the company's strategy.

The first parcel is 33.25 acres (circled in pink on the aerial view). The site is located near exit 225 off of 1-81 in Staunton, Virginia. Seawright Springs is exit 235 off I-81 so the property is 10 miles south on I-81 from Seawright Springs.

The property is zoned general agricultural. It is easily accessible from I-81 which is a main corridor for travel. Two roads front it and as you get off I-81 you have to pass the site. Frontage is on. I-275. Price is $725,000 under contract.

The red marking on the aerial map is the 29 acres that the Baker family owns. The 33.52 acres is not officially on the market, but the family would be willing to sell. Twenty-nine acres is zoned general business. The county assessed it at $70,000 per acre, and the proposed offering price is $2 million.

The next site under contract is the 3.469 acre site. It is assessed at $240,000 for the entire parcel.

Mr. Attkisson asked what the cost would be to purchase the 15 acres. Joel Sens said that the property is zoned general business so it has a higher value per acre and the use has to conform.

The directors then discussed at length the merits of the properties, their relation to the company's business plan and the company's progress in achieving its business objectives. After additional discussion of the advantages and disadvantages of purchasing the properties, Mr. Attkisson said that he is struggling and will probably vote no. He believes the proposal sounds reasonable but was not sure that the parcels would help the company sell water. Nevertheless, he thought the purchase could make a lot of sense.

The Board then voted on the resolution as follows:

     Joel Sens voted in favor.
     Ron Attkisson voted no with an explanation
     Jeff Sens voted in favor.

For the record the vote is 2 yes and 1 no. (See attached resolution.)

Joel Sens asked if there were any remaining issues and Mr. Attkisson responded no, just the corporate governance of the audit committee. Joel Sens noted that he will consult with corporate counsel, that Williams & Connolly is not the disclosure counsel and that Charles Sweet at McKee & Nelson is the attorney with whom Joel will discuss this matter.

VII. ADJOURNMENT

There being no further business, the teleconference meeting of the Board of Directors was adjourned at 11:00 a.m.


                                             /s/ Joel P. Sens
                                             -------------------------------
                                             Secretary

                            UNANIMOUS WRITTEN CONSENT
                                       OF
                             THE BOARD OF DIRECTORS
                                       OF
                            SEAWRIGHT HOLDINGS, INC.

                                  JUNE __, 2005

         The undersigned, being all of the directors of the board (the "Board") of Seawright Holdings, Inc., a Delaware corporation (the "Corporation"), do hereby consent to and adopt the following resolutions pursuant to Section 141(f) of the Delaware General Corporation Law:

         WHEREAS, the Board has determined that it is advisable and in the best interests of the Corporation to enter into the Asset Purchase Agreement in substantially the form attached hereto as Exhibit A (the "APA").

         RESOLVED, that the Corporation enter into the APA that the APA and all of the transactions contemplated thereby, be, and the same hereby are, authorized and approved in all respects as being in the best interests of the Corporation; and

         FURTHER RESOLVED, that the officers of the Corporation and any of them be, and each of them hereby is, authorized, empowered and directed to execute and deliver, in the name, for and on behalf of the Corporation, the APA and all documents contemplated thereby, with such changes, additions and modifications thereto, if any, as the officers of the Corporation executing the same shall approve, such approval to be conclusively evidenced by his execution and delivery thereof.



/s/ Jeffrey Sens                                  /s/ Ronald L. Atkisson
----------------------------------                ------------------------------
Jeffrey Sens                                      Ronald L. Atkisson




/s/ Joel Sens
---------------------------------
Joel Sens

                            ASSET PURCHASE AGREEMENT

         THIS ASSET PURCHASE AGREEMENT (together with the schedules and exhibits attached hereto, the "APA") is made and entered into as of this 27th day of June, 2005 (the "EFFECTIVE DATE"), by and between Seawright Holdings, Inc., a Delaware corporation ("BUYER") and QuiBell Partners, L.L.C., a Virginia limited liability company ("SELLER").

                                    RECITALS

         WHEREAS, Buyer wishes to acquire from Seller, and Seller desires to sell to Buyer, certain assets as set forth herein.

         NOW, THEREFORE, in consideration of the foregoing, of the mutual promises herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

1.       DEFINITIONS.

         1.1. DEFINED TERMS. As used herein, the terms defined below shall have the following meanings:

         "ASSETS" has the meaning given such term in Section 2.1.

         "CONFIDENTIAL INFORMATION" has the meaning given such term in Section 7.2.

         "INTELLECTUAL PROPERTY" means all of the following as they exist in all jurisdictions throughout the world: (i) trademarks, service marks, trade dress, trade names, brand names, designs, or logos, whether registered or unregistered, and all registrations and applications for pending registration thereof; and
(ii) formulas for flavored sparkling waters and for teas.

         "LIEN" shall mean any claim, lien, pledge, option, charge, security interest, encumbrance, mortgage or other similar right.

         "PERMITTED LIEN" means the security interest of Seller under the Security Agreement.

         "TRADEMARK ASSIGNMENT AGREEMENT" means the Trademark Assignment Agreement by and between Buyer and Seller dated as of the date hereof pursuant to which Seller assigns the Trademarks to Buyer.

         "TRADEMARKS" has the meaning given such term in SECTION 2.1(a).

2.       ASSETS.

         2.1. PURCHASED ASSETS. Seller hereby conveys, assigns, transfers and delivers to Buyer and Buyer hereby accepts and takes possession from Seller, free and clear of any Liens, the following assets and other rights of Seller (the "ASSETS"):

                  (a) all of Seller's right, title and interest in and to the trademarks, service marks, trade names, service names and logos set forth on
EXHIBIT 2.1(A) hereto, including all Intellectual Property rights therein (the "TRADEMARKS");

                  (b) all of Seller's right, title and interest in and to the glass bottle designs for 1 l, 750 ml, 385 ml and 237 ml set forth on EXHIBIT 2.1(B);

                  (c) all of Seller's right, title and interest in and to the artwork for 237 ml sparkling water bottle carrypacks; 237 ml, 385 ml, 750 ml sparkling water bottle labels; 1.5 l, 1.0 l, 16.9 oz spring water bottle labels; and, 1.5 l, 16.9 oz tea bottle labels set forth on EXHIBIT 2.1(C);

                  (d) all of Seller's right, title and interest in and to the formulas for flavored sparkling water and for teas set forth on EXHIBIT 2.1(D);

                  (e) A list of customers and the most recently available wholesale and retail pricing set forth on Exhibit 2.1(e);

                  (f) Copies of vendor and or supplier invoices for major raw materials set forth on Exhibit 2.1(f);

                  (g) Bar Code assignments set for on Exhibit 2.1(e);

                  (h) Web site coding; and

                  (i) Six cases of Quibell 237 ml Tangerine/Orange, one case of private label 237 ml Lemon/Lime and one case of private label 237 ml Natural sparkling water.

3.       PURCHASE PRICE; SECURITY INTEREST.

         3.1. PURCHASE PRICE. Upon the terms and subject to the conditions set forth in this Agreement, in reliance upon the representations, warranties, covenants and agreements of Seller contained herein, and in exchange for the sale, conveyance, assignment, transfer and delivery of the Assets, Buyer agrees to pay to Seller the sum of Ten Thousand Dollars ($10,000), payable on the Effective Date.

         3.2. ROYALTY. Buyer agrees to pay Seller a royalty of $0.02 per case for the first 4,000,000 cases of bottled water or tea sold under the Trademarks. Such royalty to be paid to Seller by the 15th day following the month of sale. In the event that as of the fifth anniversary of the Effective Date Buyer shall not have paid to Seller at least $50,000 in royalties hereunder, Buyer shall pay to Seller an amount equal to $50,000 less the amount of royalties paid to Buyer hereunder during such five year period. Such payment to be paid to Seller by the 15th day of the month following the month of the fifth anniversary of the Effective Date. Seller shall have the right, at any reasonable time upon five
(5) business days prior written notice to audit, inspect and copy all of Buyer's records related to the sale of bottled water or tea sold under the Trademarks.

         3.3. IN KIND PAYMENTS. For as long as Seller markets and sells water or tea under the Trademarks, Buyer shall be entitled to 240 cases of bottled water or tea, per year at no cost, as selected by Buyer, provided that Buyer must arrange for pick-up at Buyer's co-packing facility. In the event that Buyer ceases to market and sell water or tea under the Trademarks, Buyer will extinguish the foregoing obligation by making a one-time payment of $10,000 to Seller. Such payment will be made by the 15th day following the month in which Buyer ceases to market and sell water or tea under the Trademarks. Upon any such payment, Seller's annual entitlement to water or tea shall terminate.

         3.4. SECURITY INTEREST. To secure the prompt payment and performance in full when due, whether by lapse of time or otherwise, of Buyer's obligations under Section 3.2, Buyer hereby pledges and grants to Seller, a first priority security interest in any and all right, title and interest of Buyer in and to the Assets. This Section 3.4 shall be a continuing agreement in every respect and shall remain in full force and effect so long as any amounts are payable to Seller under Section 3.2. Upon satisfaction by Buyer of its obligations under
Section 3.2, this Section 3.4 shall automatically terminate. Buyer hereby authorizes Seller to file a UCC financing statement with respect to its security interest.

4.       CLOSING DELIVERIES.

         4.1. DELIVERIES BY BUYER. Simultaneously herewith, Buyer is executing and delivering to the Seller the following:

                  (a) the Trademark Assignment Agreement.

         4.2. DELIVERIES BY SELLER. Simultaneously herewith, Seller is executing and delivering to the Buyer the following:

                  (a) the Trademark Assignment Agreement.

5.       REPRESENTATIONS AND WARRANTIES OF BUYER.

         5.1. GOOD STANDING; CORPORATE AUTHORITY. Buyer is a corporation duly incorporated, validly existing in good standing under the laws of its state of incorporation.

         5.2. VALIDITY AND EFFECT OF AGREEMENTS. This Agreement constitutes, and all agreements and documents contemplated hereby (when executed and delivered pursuant hereto for value received) will constitute, the valid and legally binding obligations of Buyer, enforceable in accordance with their terms, subject as to enforcement to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general equity principles. The consummation of the transactions contemplated hereby does not require the consent of any third party not obtained, will not result in the material breach of any term or provision of, or constitute a default under, any judgment, decree, indenture, mortgage, other agreement or instrument to which Buyer is a party or by which it is bound, and will not violate or conflict with any provision of the bylaws or articles of incorporation of Buyer.

         5.3. AUTHORIZATION OF AGREEMENTS. The execution and delivery of this Agreement and all agreements and documents contemplated hereby by Buyer, and the consummation by it of the transactions contemplated hereby, have been duly authorized by all requisite corporate action.

6.       REPRESENTATIONS AND WARRANTIES OF SELLER.

         6.1. GOOD STANDING; CORPORATE AUTHORITY; COMPLIANCE WITH LAW. Seller is a limited liability company duly formed, validly existing in good standing under the laws of its state of formation.

         6.2. VALIDITY AND EFFECT OF AGREEMENTS. This Agreement constitutes, and all agreements and documents contemplated hereby (when executed and delivered pursuant hereto for value received) will constitute, the valid and legally binding obligations of Seller, enforceable in accordance with their terms, subject as to enforcement to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general equity principles. The consummation of the transactions contemplated hereby does not require the consent of any third party not obtained (no filing regarding the transfer and assignment of the Trademarks with the U.S. Patent and Trademark Office has been made), will not result in the material breach of any term or provision of, or constitute a default under, any judgment, decree, indenture, mortgage, other agreement or instrument to which Seller is a party or by which it is bound, and will not violate or conflict with any provision of the bylaws or articles of incorporation of Seller.

         6.3. AUTHORIZATION OF AGREEMENTS. The execution and delivery of this Agreement and all agreements and documents contemplated hereby by Seller, and the consummation by it of the transactions contemplated hereby, have been duly authorized by all requisite corporate action.

         6.4. NO LIENS. Except for the Permitted Lien, (i) Seller has good and marketable title to the Assets, free and clear of all Liens and (ii) the Assets shall be delivered to Buyer free and clear of all Liens.

         6.5. LITIGATION. There is no litigation, suit, proceeding, action, claim, arbitration, alternative dispute resolution proceeding, demand or investigation, at law or in equity, to which Seller is a party or to its actual knowledge threatened against it, directly affecting the Assets currently before any court, agency, authority or arbitration tribunal. Seller is not currently subject to or in default with respect to any notice, order, writ, injunction or decree to which Seller is a party of any court, agency, authority or arbitration tribunal with respect to the ownership or sale of the Assets, and has no knowledge that could form the basis for any such default.

         6.6. INTELLECTUAL PROPERTY.

                  (a) There are no licenses, sublicenses and other agreements as to which Seller is a party and pursuant to which Seller is authorized to use any Intellectual Property of a third party which are incorporated in, are, or form a part of, any of the Assets.

                  (b) Seller has not received notice that it has been sued or charged, or threatened with such, in writing as a defendant in any claim, suit, action or proceeding that involves a claim of infringement of any Asset. Seller has no knowledge that could form the basis for a claim that (i) another person is infringing, misappropriating or making any unlawful or unauthorized use of any Asset or (ii) any Asset is infringing, misappropriating or making any unlawful or unauthorized use of any Intellectual Property of any other person.

         6.7. DISCLOSURE. No statement made by Seller contained in this APA contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading

         6.8. NO OTHER DISPOSITIONS. Except for the transactions contemplated herein and except as disclosed on Schedule 2.1(a) hereto, Seller has not sold, transferred, distributed, paid or committed to pay as a dividend, donated, licensed, placed a Lien upon or otherwise disposed of to any other person the Assets or any part thereof, nor has Seller entered into any agreement attempting to prevent or limit its right to transfer any of the Assets.

7.       COVENANTS.

         7.1. FURTHER ASSURANCES. Subject to the terms and conditions of this APA, each of the parties agrees to use commercially reasonable efforts promptly to take, or cause to be taken, all actions and do or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this APA.

         7.2. CONFIDENTIALITY. The Assets and all information contained therein or related thereto (collectively, the "CONFIDENTIAL INFORMATION") shall be kept strictly confidential and shall not be disclosed to any person by either party, in whole or in part without the other party's prior written consent, except that:

                  (a) Either party may disclose Confidential Information to its respective representatives, employees, lenders, investors, owners, attorneys, accountants, or advisors who have a need to know and are subject to non-disclosure obligations; and

                  (b) Either party may disclose Confidential Information to a governmental entity exercising its official capacity, provided that Confidential Information may be disclosed only where necessary to comply with any applicable Laws or to comply with a law, governmental regulation or rule or order of a court or arbitral panel having competent jurisdiction; provided, however, that
(A) the disclosing party shall take all reasonable measures to maintain the continued confidentiality as to other persons of the Confidential Information disclosed, and (B) if legally permissible and reasonably possible, the non-disclosing party shall either be notified of any Confidential Information to be disclosed pursuant hereto prior to any such disclosure or otherwise prompt notice of such disclosure shall be given to the non-disclosing party after such disclosure.

8.       INDEMNIFICATION.

         Seller agrees to indemnify and hold Buyer harmless against, and will reimburse Buyer on demand for, any payment, loss, cost or expense (including reasonable attorneys' fees and reasonable costs of investigation incurred in defending against such payment, loss, cost or expense or claim therefor) made or incurred by or asserted against Buyer at any time after the Effective Date in respect of (a) any and all damage or deficiency resulting from any omission, misrepresentation, breach of warranty, or nonfulfillment of any term, provision, covenant or agreement on the part of Seller contained in this Agreement, or from any misrepresentation in, or omission from, any certificate or other instrument furnished or to be furnished to Buyer pursuant to this Agreement and (b) any liability of Seller.

         Buyer agrees to indemnify and hold Seller harmless against, and will reimburse Seller on demand for, any payment, loss, cost or expense (including reasonable attorneys' fees and reasonable costs of investigation incurred in defending against such payment, loss, cost or expense or claim therefor) made or incurred by or asserted against Seller at any time after the Effective Date in respect of (a) any and all damage or deficiency resulting from any omission, misrepresentation, breach of warranty, or nonfulfillment of any term, provision, covenant or agreement on the part of Buyer contained in this Agreement, or from any misrepresentation in, or omission from, any certificate or other instrument furnished or to be furnished to Seller pursuant to this Agreement and (b) any liability of Buyer.

9.       GENERAL.

9.1. NOTICE. Any notice required or permitted hereunder shall be in writing and shall be sufficiently given if personally delivered or mailed by certified or registered mail, return receipt requested, addressed as follows:

                  If to Buyer:

                                    Seawright Springs, LLC
                                    600 Cameron Street
                                    Alexandria, VA 22134



                  If to Seller:

                                    Quibell Partners, LLC
                                    328 East Church Street
                                    Martinsville, VA  24112


         (or to such other address as any party shall specify by written notice so given), and shall be deemed to have been delivered as of the date so personally delivered or mailed.

         9.2. EXECUTION OF ADDITIONAL DOCUMENTS. The parties hereto will at any time, and from time to time after the Effective Date, upon request of the other party, execute, acknowledge and deliver all such further acts, deeds, assignments, transfers, conveyances, powers of attorney and assurances as may be required to carry out the intent of this Agreement, and to transfer and vest title to any of the Assets being transferred hereunder, and to protect the right, title and interest in and enjoyment of all of the Assets assigned, transferred and conveyed pursuant to this Agreement; provided, however, this Agreement shall be effective regardless of whether any such additional documents are executed.

         9.3. BINDING EFFECT, BENEFITS. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

         9.4. ENTIRE AGREEMENT. This Agreement, together with the exhibits, schedules and other documents contemplated hereby, constitute the final written expression of all of the agreements between the parties, and is a complete and exclusive statement of those terms. This Agreement supersedes all understandings and negotiations concerning the matters specified herein and any representations, promises, warranties or statements made by either party that differ in any way from the terms of this Agreement and the exhibits, schedules and other documents contemplated hereby shall be given no force or effect. The parties specifically represent, each to the other, that there are no additional or supplemental agreements between them related in any way to the matters herein contained unless specifically included or referred to herein. No addition to or modification of any provision of this Agreement shall be binding upon any party unless made in writing and signed by all parties hereto.

         9.5. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia.

         9.6. SURVIVAL. All of the terms, conditions, warranties and representations contained in this Agreement shall survive, in accordance with their terms, delivery by Buyer of the consideration to be given by it hereunder and delivery by Seller of the consideration to be given by it hereunder, and shall survive the execution hereof.

         9.7. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

         9.8. HEADINGS. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

         9.9. WAIVERS. Either Buyer or Seller may, by express written notice to the other, (i) extend the time for the performance of any of the obligations or other actions of the other under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other contained in this Agreement or in any document delivered pursuant to this Agreement; (iii) waive compliance with any of the conditions or covenants of the other contained in this Agreement; or
(iv) waive performance of any of the obligations of the other under this Agreement. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including without limitation any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

         9.10. SEVERABILITY. If for any reason whatsoever, any one or more of the provisions of this Agreement shall be held or deemed to be inoperative, unenforceable or invalid as applied to any particular case or in all cases, such circumstances shall not have the effect of rendering such provision invalid in any other case or of rendering any of the other provisions of this Agreement inoperative, unenforceable or invalid.

                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, the parties hereto have executed this Asset Purchase Agreement as of the day and year first above written.




SEAWRIGHT HOLDINGS, INC.                     QUIBELL PARTNERS, L.L.C.



By: /s/ Joel P. Sens                         By: /s/ Amy P. Lampe
    ------------------------------               -------------------------------
Name: Joel P. Sens                           Name: Amy P. Lampe
Title: Chief Executive Officer               Title: President

                         U.S. SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                        FORM 8-K


                                      CURRENT REPORT


                           PURSUANT TO SECTION 13 OR 15(d) OF THE
                             SECURITIES EXCHANGE ACT OF 1934


         Date of Report (Date of earliest event reported): October 8, 2003


                                  Seawright Holdings, Inc.
                  (Exact name of registrant as specified in its charter)

                       Former Name: Pre-Settlement Funding Corporation


                                       Delaware
              (State or jurisdiction of incorporation or organization)


                                        333-56848
                                 (Commission File Number)


                                         54-1965220
                        (I.R.S. Employer Identification Number)


    600 Cameron Street, Alexandria Virginia                      22134
   (Address of principal executive offices)                    (Zip Code)

                   Registrant's telephone number:  (703) 340-1629

                          Pre-Settlement Funding Corporation
            (Former name or former address, if changed since last report)

ITEM 2.  ACQUISITION OR DISPOSITION OF ASSETS.

     The Registrant has agreed to acquire through separate agreements, a certain parcel of real property located in Mt. Sidney, Virginia. Such real property is described as approximately 140.41 acres, with legal parcel descriptions of #26.94, #26.94A, #27-2, #27-2B and #27-8A. The address of the real property is 40 Seawright
Road, Mt. Sidney, Virginia 24467, between Routes 616 and 804, located in the county of Augusta. Further, the acquisition of the real property listed herein shall also consist of any and all improvements located thereon, as well as all right and title to any easements, covenants, and other rights appurtenant, including, but not limited to, all water, condensate, distillate and all products refined therefrom, hereinafter collectively referred to as the "Real Property".

     The Real Property was originally purchased pursuant to a Purchase and Sale Agreement between Baker Seawright Corporation as the "Seller" and Stafford Street Capital, LLC as the "Buyer". The original terms of the Purchase and Sale provided that the Buyer would purchase the Real Property for One Million Dollars, with the Buyer paying to the Seller a deposit of Five Thousand Dollars, an initial amount of Five Hundred and Ninety-Five Thousand Dollars ($595,000) and promissory note in an amount equal to Four Hundred Thousand Dollars ($400,000), with One Hundred and Sixty-Two Thousand, Five Hundred Dollars ($162,500) due on September 2, 2005, the same amount due on September 2, 2007 and the remainder due on September 2, 2009.

     Subsequently thereto, the Seller and the Buyer agreed to an amendment to the Purchase and Sale Agreement, hereinafter the "Amendment". The Amendment provided that the Buyer sought to assign its contractual rights under the Purchase and Sale Agreement to Seawright Springs, LLC. Under such terms and conditions contained therein, the Amendment provided that Joel P. Sens had to personally guarantee the payment by Seawright Springs, LLC by a promissory note and credit line deed of trust. Further, the payments terms were to be amended to include a down payment of Three Hundred Thousand Dollars ($300,000), as well as payments under the promissory note of One Hundred Thousand Dollars ($100,000) within six months from October 9, 2003, payment of Two Hundred Thousand Dollars ($200,000) due and payable on October 9, 2004, One Hundred and Sixty-Two Thousand Dollars ($162,500) due and payable on October 9, 2006 and Two Hundred and Thirty-Seven Thousand Five Hundred Dollars due and payable on October 9, 2008.

     Further, for the amount of Fifty-Thousand Dollars ($50,000), the Buyer assigned all of its rights and obligations under the Purchase and Sale Agreement to both Seawright Holdings, Inc. and/or Seawright Springs, LLC, at the discretion of the assignees. Seawright Holdings, Inc. is the managing member of the wholly-owned subsidiary, Seawright Springs, LLC.

ITEM 5.  OTHER EVENTS

      On or about September 26, 2003, the President, Chief Executive Officer and member of the Board of Directors, Darryl Reed, resigned from all executive positions and from the board of directors of the Registrant.

     On or about September 26, 2003, Joel P. Sens was appointed by the board of directors of the Registrant to serve as President and Chief Executive Officer of the Registrant.

     On or about September 26, 2003, in accordance with the Laws of the State of Delaware, the Registrant filed an Amended and Restated Certificate of Incorporation whereby the Registrant changed its name to Seawright Holdings, Inc. and 100,000 Preferred Shares were created.

     On or about October 3, 2003, certain following rights and preferences of the Preferred Series A Convertible Shares were set: 1) The Series A Convertible Preferred Stock, $0.001 par value, shall be sixty-thousand ("60,000") shares; 2) holders of the Preferred Shares ("Preferred Holders"), in preference to the holders of shares of the Corporation's common stock (the "Common Stock") and to any other capital stock of the Corporation ranking junior to the Preferred Shares, shall be entitled to receive when, as and if declared by the Board out of funds of the Corporation legally available for the payment of dividends, cumulative dividends at the per share rate of ten percent (10%) per annum of the Original Purchase Price of each Preferred Share; in the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the Preferred Holders shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of the Common Stock or to any other series or class of capital stock of the Corporation that does not expressly provide otherwise in its certificate of designation, the Original Purchase Price of the Preferred Shares plus all accrued or declared but unpaid dividends on such shares, but no more. If the assets and funds available for distribution to the Preferred Holders shall be insufficient to pay the stated preferential amounts in full, then the entire assets and funds of the Corporation legally available for distribution to such holders in respect of such shares of stock shall be distributed ratably to the Preferred Holders in proportion to the aggregate liquidation preference for the Preferred Shares held by them; 3) the Preferred Holders shall have the same voting rights as the holders of the Common Stock; 4) each Preferred Holder shall have the option to convert each Preferred Share, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, (i) if such conversion is made on or before the first anniversary of the Original Issue Date, into ten (10) shares of fully paid and nonassessable shares of Common Stock (the "Year One Conversion Ratio") or (ii) if such conversion is made after the first anniversary, but before the second anniversary of the Original Issue Date, into five (5) shares of fully paid and nonassessable shares of Common Stock (the "Year Two Conversion Ratio"); 5) on the second anniversary of the Original Issue Date, if the Preferred Holder has delivered notice to the Corporation, the Preferred Holder shall receive one of, (i) in cash out of legally available funds the Original Purchase Price of the Preferred Shares plus all accrued or declared, but unpaid dividends on such shares (the "Repurchase Price"), but no more; (ii) five (5) shares of Common Stock for each Preferred Share held by the Preferred Holder; (y) for every whole dollar ($1.00) of accrued but unpaid dividends owed to the Preferred Holder pursuant to Section 2(a), one (1) additional share of Common Stock; and (z) any accrued but unpaid dividends remaining after receipt of such shares of Common Stock shall be paid to the Preferred Holder in cash out of legally available funds of the Corporation; or (iii) receive any combination of cash and Common Stock on the same terms provided for in and as described by the Preferred Holder in the notice provided to the Corporation.

     On or about September 26, 2003, in accordance with the Laws of the State of Delaware, Amended and Restated Bylaws were adopted by the Registrant.

     On or about October 7, 2003, the Registrant authorized the creation of a wholly-owned subsidiary named Seawright Springs, LLC.

                                   SIGNATURE

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Seawright Holdings, Inc.



Dated: October 21, 2003                By: /s/ Joel P. Sens
                                       Joel P. Sens, President


Exhibit 2 Purchase and Sale Agreement By and Between Baker Seawright Corporation, Seller and Stafford Street Capital, LLC, Purchaser

Exhibit 2.1    Amendment to Purchase and Sale Agreement

Exhibit 2.2    Assignment of Contract

Exhibit 3i Amended and Restated Certificate of Incorporation of Pre-Settlement Funding Corporation

Exhibit 3ii    Certificate of Designation of Series A Convertible
               Preferred Shares of Seawright Holdings, Inc.

Exhibit 3iii   Amended and Restated Bylaws of Seawright Holdings, Inc.

Exhibit 17 Resignation by Darryl Reed from his positions as President, Chief Executive Officer and Director

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 8-K
                                 CURRENT REPORT

                     PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                Date of Report (Date of earliest event reported)
                                  May 24, 2005


                            Seawright Holdings, Inc.
             (Exact Name of Registrant as Specified in its Charter)


          Delaware                   333-56848                    54-1965220
          --------                   ---------                    ----------
(State or Other Jurisdiction        (Commission               (I.R.S. Employer
      Of Incorporation)             File Number)             Identification No.)


      600 Cameron Street
     Alexandria, Virginia                                           22134
     --------------------                                           ------
(Address of Principal Executive                                   (Zip Code)
           Offices)


       Registrant's telephone number, including area code: (703) 340-1269


                                      None
--------------------------------------------------------------------------------
          (Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

         ITEM 2.01  COMPLETION OF ACQUISITION OR DISPOSITION OF ASSETS.

         On May 24, 2005 (the "Closing Date"), pursuant to a contract for purchase of unimproved property dated as of November 23, 2004 (the "Purchase Agreement"), between the Registrant and A.B.C. Farms, LLC (the "Seller"), the Registrant consummated the purchase from the Seller of certain land and all improvements thereon designated on the land records of Augusta County, Virginia as Tax Map 46-86, containing 33.522 acres on the south side of Route 275 on Lewis Creek, Beverly Manor District, Augusta County, Virginia (the "Property"). Although no assurances can be given, the Property is expected to be re-zoned to commercial use from general agriculture use according to the master zoning plan of the city of Staunton, Virginia. The Registrant may determine in the future to use a portion of the Property for developing a bottling facility.

         In consideration for the acquisition of the Property, the Registrant paid the Seller $725,000, of which $225,000 was paid in cash on the Closing Date. The Seller holds the Note (as defined below), which comprises the remainder of the consideration for the purchase of the Property. The terms of the Note are detailed in Item 2.03, which discussion is incorporated herein by reference.

         A copy of the Purchase Agreement was filed as Exhibit 10(i) to the Registrant's Form 10-QSB as filed with the Securities and Exchange Commission on May 23, 2005, and is incorporated herein by reference.

         ITEM 2.03 CREATION OF A DIRECT FINANCIAL OBLIGATION OR AN OBLIGATION UNDER AN OFF-BALANCE SHEET ARRANGEMENT OF A REGISTRANT.

         In connection with the transaction described in Item 2.01, the Registrant executed a note dated May 20, 2005 (the "Note"). Under the terms of the Note, the Registrant is obligated to pay the Seller the principal sum of $500,000 with interest at a rate of 8% per annum, payable as follows: interest only payable semiannually, with the first payment of interest being due on November 20, 2005, and on May 20, 2006, the entire principal balance and all accrued and unpaid interest due and payable. Under the terms of the Note, the Registrant is prohibited from making any improvements to the Property until the Note has been satisfied. The Registrant has waived demand, presentment, protest and notice of dishonor, and waived the benefit of the homestead exemption and all other exemptions as to the debt represented by the Note.

         The obligations of the Registrant under the Note to pay principal and interest may be accelerated to become immediately due and payable in full under the following circumstances:

o in the event the Registrant defaults on any payment or defaults in the performance of or compliance with any covenant, warranty or agreement in the deed of trust securing the Note;

o in the event the Registrant is declared a bankrupt, an insolvent, or makes an assignment for the benefit of creditors; or

o in the event the legal or equitable title conveyed by the deed of trust securing the Note is transferred to or becomes vested in anyone other than the Seller without the Seller's prior written consent.

         The payment of the principal and interest under the Note is secured by the Property.

         A copy of the Note is attached hereto as Exhibit 2.03.


ITEM 9.01  FINANCIAL STATEMENTS AND EXHIBITS.

         (a) Not applicable.

         (b) Not applicable.

         (c) Exhibits:

         2.01 Contract for Purchase of Unimproved Property dated as of November 23, 2004, by and between A.B.C. Farms, LLC and Seawright Holdings, Inc. (incorporated by reference from
                  Exhibit 10(i) of the Registrant's Form 10-QSB as filed with the SEC on May 23, 2005).

         2.03 Note dated May 20, 2005, by Seawright Holdings, Inc. to A.B.C. Farms, LLC.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              SEAWRIGHT HOLDINGS, INC.



                                              By: /s/ Joel P. Sens
                                                  ------------------------------
                                                  Name:  Joel P. Sens
                                                  Title: Chief Executive Officer



Dated: June 2, 2005

                                  EXHIBIT INDEX



Exhibit No.                Description
-----------                -----------


2.01 Contract for Purchase of Unimproved Property dated as of November 23, 2004, by and between A.B.C. Farms, LLC and Seawright Holdings, Inc. (incorporated by reference from Exhibit 10(i) of the Registrant's Form 10-QSB as filed with the SEC on May 23, 2005).

2.03     Note dated May 20, 2005, by Seawright Holdings, Inc. to A.B.C. Farms,
         LLC.

                _________________________________________________

                                  United States
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 8-K

                                 CURRENT REPORT
                     PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                Date of Report (Date of earliest event reported)
                                  June 27, 2005


                            Seawright Holdings, Inc.
                            ------------------------
             (Exact Name of Registrant as Specified in its Charter)


         Delaware                    333-56848                    54-1965220
(State or Other Jurisdiction        (Commission               (I.R.S. Employer
     Of Incorporation)              File Number)             Identification No.)


          600 Cameron Street
         Alexandria, Virginia                                       22134
    (Address of Principal Executive                               (Zip Code)
               Offices)


       Registrant's telephone number, including area code: (703) 340-1269


                                      None
--------------------------------------------------------------------------------
          (Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

         ITEM 1.01  ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

         Seawright Holdings, Inc., a Delaware corporation ("Seawright") and QuiBell Partners, L.L.C., a Virginia limited liability company ("QuiBell"), entered into an Asset Purchase Agreement (the "Purchase Agreement") dated as of June 27, 2005 (the "Effective Date"), pursuant to which Seawright acquired from QuiBell certain rights and assets (collectively, the "Assets"), including, but not limited to, certain trademarks, service marks, trade names, service names and logos (the "Trademarks"), glass bottle designs, formulas for flavored sparkling water and for teas (the "Acquisition"). The Acquisition closed on June 27, 2005 (the "Closing Date"). In consideration for the Acquisition of the Assets, Seawright paid QuiBell $10,000 on the Closing Date and, on a monthly basis, is obligated to pay QuiBell a royalty of $0.02 per case for the first 4,000,000 cases of bottled water or tea sold under the Trademarks. Pursuant to the terms of the Purchase Agreement, Seawright is obligated to pay QuiBell at least $50,000 in such royalties within five years of the Effective Date regardless of the number of cases actually sold. Seawright has granted QuiBell a first priority security interest in the Assets for as long as any such royalties remain outstanding. The Purchase Agreement also includes other terms and provisions of the type customary in agreements of this sort, including representations and warranties, confidentiality obligations and indemnification obligations.

         The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is included herein as Exhibit 2.01.

         ITEM 2.01  COMPLETION OF ACQUISITION OR DISPOSITION OF ASSETS.

         The information provided under Item 1.01 above with respect to the Acquisition is incorporated herein by reference.

         ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

         (a) Not applicable.

         (b) Not applicable.

         (c) Exhibits:

                  2.01 Asset Purchase Agreement dated as of June 27, 2005, by and between Seawright Holdings, Inc. and QuiBell Partners, L.L.C.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              SEAWRIGHT HOLDINGS, INC.



                                              By: /s/ Joel P. Sens
                                                  ------------------------------
                                                  Name: Joel P. Sens
                                                  Title: Chief Executive Officer



Dated:  June 30, 2005

                                  EXHIBIT INDEX



Exhibit No.       Description
-----------       -----------


2.01 Asset Purchase Agreement dated as of June 27, 2005, by and between Seawright Holdings, Inc. and QuiBell Partners, L.L.C.